FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of August

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________












23 August 2005

          Waterford Wedgwood plc ("Waterford Wedgwood" or "the Group")

                   Redmond O'Donoghue to Retire as Group CEO
                       Peter Cameron Appointed as New CEO

Waterford Wedgwood today announces the retirement of Redmond O'Donoghue as Group Chief Executive Officer. He will remain on the board of the company as a non-executive director and will become a special consultant to Sir Anthony O'Reilly, the Chairman, Peter John Goulandris, the Deputy Chairman and the new Chief Executive Officer.

Peter Cameron, currently Group Chief Operating Officer, has been appointed Chief Executive Officer with effect from 1 September, 2005. Mr Cameron has been Group Chief Operating Officer since June 2004. He has been with the Group since June 1999 when the Group acquired All-Clad, the premium cookware business where he was a senior executive. In 2001 he was appointed to the Group Board and in 2004 he negotiated the successful sale of All-Clad and assumed his new responsibilities as Group Chief Operating Officer.

Sir Anthony O'Reilly, Chairman, said:

"Redmond O'Donoghue has been an outstanding servant to Waterford Wedgwood. During his five years as CEO of Waterford Crystal the business experienced unprecedented growth. Then, as Group Chief Executive, he led the company to its best-ever years in 2000 and 2001.

"In the challenging years since then, he has devoted much of his energy to restructuring our worldwide business. In the face of great adversity, especially the unprecedented fall in the US dollar, he has led our business with style, dignity and an unshakeable belief in the potential of our market-leading brands. The Board and I are pleased that he is to remain on the Board and that we will continue to have the benefit of his enormous experience as a consultant to the Group.

"I'm very pleased to announce Peter Cameron's appointment as it represents the latest stage in Waterford Wedgwood's restructuring, following the acquisition of Royal Doulton and the reorganisation plan announced in May. The Board is confident that he is the best manager to tackle head-on the needs of the company, in particular the importance of contemporising the product range and ensuring that Waterford Wedgwood's brands are more relevant to consumers than ever."

Peter Cameron, Chief Executive-designate, said:

"I am delighted to have been offered this opportunity to run such a prestigious company. I am determined to make Waterford Wedgwood the low cost operator in each of the markets in which we operate.

"I am particularly excited at the prospect of continuing the process of making the Waterford Wedgwood ranges even more contemporary and relevant to today's consumer, therefore ensuring that the Group retains its pre-eminent position in each sector in each of its key markets."

ends

Contact:
Powerscourt (UK/International)            Dennehy Associates (Ireland)
+44 207 236 5615                          +353 1 676 4733

Rory Godson +44 7909 926 020              Michael Dennehy +353 87 2556923
Anthony Silverman +44 7818 036 579        Sarah Gallagher +353 86 2556923

23 August 2005


Note to editors

Peter Cameron, 58, is a native of Massachusetts. He graduated from Northeastern University, Boston in 1970. He is a member of the Board of Overseers at Northeastern. He is married with two children and lives in Reading, Massachusetts.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 23 August 2005